SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

palmOne, Inc.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

69713P 10 7

(CUSIP Number of Class of Securities’ Underlying Options)

Mary E. Doyle

Senior Vice President and General Counsel

palmOne, Inc.

400 N. McCarthy Blvd.

Milpitas, CA 95035

Tel: (408) 503-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Katharine A. Martin

John E. Aguirre

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,610,000.00	$584.09 (1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,423,501 shares of common stock of palmOne, Inc. having an aggregate value of $4,610,000 as of February 25, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by palmOne, Inc. (palmOne) on March 1, 2004 is the final amendment relating to an offer by palmOne to exchange certain outstanding options to purchase shares of palmOne common stock held by eligible employees of palmOne or its subsidiaries for new options to purchase shares of palmOne common stock. This Amendment No. 3 reports the results of the offer.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The offer expired at 5:00 p.m. Pacific Time on March 29, 2004. We have accepted for cancellation options to purchase 945,054 shares of palmOne common stock. Subject to the terms and conditions of the offer, we currently expect to grant options to purchase 614,606 shares of palmOne common stock on the New Option Grant Date in exchange for the options surrendered in the offer. We do not expect to issue options to purchase an additional 15,580 shares on the New Option Grant Date due to the termination of the employment of certain optionholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PALMONE, INC.

/s/ JUDY BRUNER

Judy Bruner
Chief Financial Officer

Date: May 14, 2004